1050 – 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: chris@integraresources.com

FOR IMMEDIATE RELEASE	TSXV:ITR ; OTCQX: IRRZF
August 16, 2019	www.integraresources.com

INTEGRA RESOURCES ANNOUNCES CLOSING OF $12.5 MILLION NON-BROKERED OFFERING

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Vancouver, British Columbia – Integra Resources Corp. (TSXV:ITR ; OTCQX:IRRZF) is pleased to announce that it has closed its previously announced non-brokered offering of 14,490,696 special warrants (the “Special Warrants”) at an issue price of $0.86 per Special Warrant for gross proceeds of $12,461,999 (the “Offering”).

The Special Warrants are subject to a four month and a day hold period from the closing date of Offering, being December 17, 2019. The Special Warrants will be converted into free trading common shares in the capital of the Company, for no additional consideration, on the earlier of (i) the first business day following the date on which the Company receives a receipt for a final short form prospectus qualifying the distribution of the common shares issuable on exercise of the Special Warrants; and (ii) December 17, 2019 (the “Conversion”).

The Offering is subject to final approval of the TSX Venture Exchange. The Company paid approximately $223,560 to certain finders in connection with the Offering.

The net proceeds from the Offering will be used to fund exploration, including an additional 15,000 metres (“m”) to 20,000 m of drilling, as well as engineering expenditures and general corporate purposes.

The securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the 1933 Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Integra Resources

Integra Resources is a development-stage Company engaged in the acquisition, exploration and development of mineral properties in the Americas. The primary focus of the Company is advancement of its DeLamar Project, consisting of the neighbouring DeLamar and Florida Mountain Gold and Silver Deposits in the heart of the historic Owyhee County mining district in south western Idaho. The first exploration program in over 25 years began on the DeLamar Project in 2018, with more than 30,000 m drilled to date. The management team comprises the former executive team from Integra Gold Corp.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO, and Director

CONTACT INFORMATION

Corporate Inquiries: Chris Gordon, chris@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Forward-looking information in this news release includes statements regarding the conduct of, and completion of, the Offering, the Conversion, use of proceeds and future drilling. Such forward-looking information is often, but not always, identified by the use of words and phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, risks related to completion of the Offering, obtaining regulatory approvals for the Offering, the speculative nature of the Company’s business, the Company’s formative stage of development and the Company’s financial position.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.